Exhibit 99.6

MINGZHU LOGISTICS HOLDINGS LIMITED ANNOUNCES $20 MILLION
REGISTERED DIRECT OFFERING

SHENZHEN, China, March 10, 2021 – MingZhu Logistics Holdings Limited (Nasdaq: YGMZ) (the “Company”), a China-based trucking services provider, today announced that it entered into securities purchase agreements with certain institutional investors in connection with a registered direct offering of an aggregate of 3,333,335 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.75 ordinary share (together, the “Warrants”), for aggregate gross proceeds of $20 million, before deducting the placement agent’s fees and other estimated offering expenses. The Warrants will be exercisable six months after the date of issuance (the “Initial Exercise Date”) at an exercise price of $6.60 per share, subject to adjustments, and will expire three years after the Initial Exercise Date. The offering is expected to close on or about March 12, 2021, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent in connection with the offering.

The Company currently intends to use the net proceeds of the offering for working capital and general corporate purposes.

The Company’s securities described above are being offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-253950), that was previously filed with the Securities and Exchange Commission (“SEC”) on March 5, 2021, subsequently amended and declared effective on March 9, 2021, and by means of a prospectus a copy of which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The offering is being made only by means of such prospectus.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further details of this transaction, please see the Company’s 6-K to be filed with the SEC.

About MingZhu Logistics Holdings Limited

Founded in 2002 and Headquartered in Shenzhen, China, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers' diverse transportation needs. The Company operates two regional terminals in Guangdong Province and Xinjiang Autonomous Region, respectively, with a mix of self-own fleets of tractors and trailers and subcontractors' fleets. More information about MingZhu can be found at: www.szygmz.com/en/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements also are subject to risks, uncertainties and assumptions, including those detailed from time to time in the Company’s filings with the SEC, and represent the Company’s views only as of the date they are made and should not be relied upon as representing the Company’s views as of any subsequent date. The Company undertakes no obligation to publicly revise any forward-looking statements to reflect changes in events or circumstances.

For more information, please contact:

At the Company:

Dennis Tan

Email: company@szygmz.com

Phone: +86 150 1854 1833

Investor Relations:

Sherry Zheng
Email: shunyu.zheng@weitian-ir.com
Phone: +1 718 213 7386